[CINCINNATI FINANCIAL LETTERHEAD]

December 14, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 03-09

Washington, D.C. 20549

Re:

Cincinnati Financial Corporation

Form 10-Q for Quarter Ended September 30, 2005

File No. 0-04604

Dear Mr. Rosenberg:

We received your letter dated December 2, 2005 regarding Item 4. Controls and Procedures, of our Form 10-Q for the quarter ended September 30, 2005. In response to your inquiry, Cincinnati Financial Corporation hereby confirms to you that its officers also did conclude that its disclosure controls and procedures are effective to ensure that such information is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that this statement will be included in future filings with the Commission.

Cincinnati Financial Corporation acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information regarding this matter, please do not hesitate to contact us.

Sincerely,

John J. Schiff, Jr., CPCU

Chairman and Chief Executive Officer

/s/ John J. Schiff, Jr.

Kenneth W. Stecher

Chief Financial Officer and Senior Vice President

/s/ Kenneth W. Stecher

Cc:

Ibolya Ignat, Staff Accountant

Lisa Vanjoske, Assistant Chief Accountant

Kenneth C. Lichtendahl, Chairman, Audit Committee of the Board of Directors

Donald J. Doyle, Jr., CPCU, AIM, Senior Vice President – Internal Audit

Deloitte & Touche LLP

Dinsmore & Shohl LLP